

September 24, 2013

Via E-mail
Michael A. Smerklo
Chief Executive Officer
ServiceSource International, Inc.
634 Second Street
San Francisco, CA 94107

      Re: **ServiceSource International, Inc.**
               Form 10-K for the year ended December 31, 2012
               Filed March 8, 2013
               File No. 001-35108

Dear Mr. Smerklo:

     We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

1. Please revise to include a discussion of segment operating results. For example, it appears from your segment footnote that the APJ segment contributes significantly less than the NALA and EMEA segments to your gross profit. Further, tell us and disclose why the APJ segment's profit contribution as a percentage of net revenue is significantly less than NALA and EMEA. Refer to Releases 33-6835 and 33-8350.

2. Describe to us how you considered addressing the cash requirements of and the cash provided by your reportable segments, including any issues related to the transferability

of cash between foreign subsidiaries, in your liquidity and capital resources discussion. Refer to Releases 33-6835 and 33-8350.

3. Refer to your risk factor disclosure on page 17 where you state, "In order for us to improve our operating results and grow, it is important that our customers renew their agreements with us when the initial contract term expires and that we expand our customer relationships to add new market opportunities and related service revenue opportunity under management." Tell us and disclose in further detail the trend in customer renewal and retention rates and the related impact on your operating results.

Factors Affecting our Performance, page 37

4. We read your disclosure, "[T]he commissions are based on the estimated total contract value, with a <u>material portion of the commission expensed upfront</u> with the remaining portion expensed over a period of eight to fourteen months." Please reconcile this to your accounting policy disclosure on page 67 where you state, "[C]ommission expense is recognized <u>over the requisite service period</u>, generally twelve to fourteen months."

Results of Operations, page 42

5. We note your foreign exchange risk disclosures. If material, then please provide quantified disclosures regarding how the resulting foreign translation gain/losses affected the different significant income statement line items for each of the periods presented.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 54

Foreign Currency Risk, page 54

6. Please revise to provide disclosure regarding foreign exchange risk using one of the three disclosure alternatives as prescribed under Item 305 of Regulation S-K.

Notes to Consolidated Financial Statements, page 62

10. Stockholders' Equity, page 75

7. Please summarize for us how you accounted for the stock option exchange program and why the issuance of the new options with lower exercise prices did not result in any significant incremental stock-based compensation expense.

12. Income Taxes, page 79

8. We read your disclosure, "[I]n 2012, management determined that it is not more likely than not that the deferred tax assets will be realized with respect to US federal and state deferred tax assets…" Please discuss in your MD&A why you believe that a substantial

amount of your deferred tax assets will not be recoverable based on your expected future taxable income. Clearly explain to readers the implications of this policy with respect to management's expectations for generating future taxable income.

13. Reportable Segments, page 83

9. Please disclose total expenditures for additions to long-lived assets for each reportable segment. Refer to ASC 280-10-50-25b.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief